EXHIBIT R(2)

CONSENT

I hereby consent to the use of the Auditor-General title under the heading “Experts and Public Official Documents” in the Prospectus which forms a part of this Registration Statement on Schedule B, in connection with the information specified with respect to the Auditor-General under such heading. I also hereby consent to the use of the Auditor-General’s Certificate dated August 24, 2004 and the Report dated December 14, 2004 included in the Form 18-K to be filed and incorporated by reference in the Prospectus included in the Registration Statement on Schedule B or amendment thereto filed by Queensland Treasury Corporation and the Treasurer on behalf of the Government of Queensland with the United States Securities and Exchange Commission.

By	/S/ L J SCANLAN
Mr. L J SCANLAN
Auditor-General

Date: December 14, 2004